 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date January 16, 2007_________________________________

BIOTECH HOLDINGS LTD. _
(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _
(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

BIOTECH HOLDINGS LTD.
Filed in this Form 6-K

Documents index

1. News Release dated January 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley
Name: Robert Rieveley
Title: Chief Executive Officer
Date: January 16, 2007

BIOTECH HOLDINGS SALES OF SUCANON SHOW QUARTERLY GROWTH

Vancouver, B.C., January 16, 2007 - Biotech Holdings (the "Company", CDNX: BIO.V; OTC BB: BIOHF) reports that sales for the quarter ended December 31, 2006 exceeded the combined sales of the first two quarters, ended September 30, 2006, by $55,692 or 73%. The sales during the quarter ended December 31, 2006, at $127,194, exceeds sales of $99,137 generated during the quarter ended December 31, 2005, and is the second-largest quarterly sales total recorded to date.

The Company's interim financial statements, complete with Management Discussion and Analysis for the third quarter, ended December 31, 2006, will be issued in February, 2007, with filing to www.sedar.com, where all prior financial statements together with Management Discussion and Analysis are available.

In addition to the year-over-year sales increase, sales during the December 31, 2006 quarter itself increased each month, suggesting a trend of sales growth following the Company's resumption of advertising support for the product and the Company's managers taking over the marketing of Sucanon in Mexico in September, 2006.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.
On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management's best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.